UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


	SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No__)*

PennCorp Financial Group, Inc.

(Name of Issuer)

$3.50 Convertible Preferred Stock

(Title of Class of Securities)

708094701

(CUSIP Number)

AIG International Management Company, Inc.
1281 E. Main Street, Stamford, CT 06902
Attn: Barbara Burger
(203)324-8400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 23, 1999

(Date of Event which required Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13D to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.


SCHEDULE 13D



CUSIP No.  708094701


1.
NAME OF REPORTING PERSONS
AIG INTERNATIONAL MANAGEMENT COMPANY,INC.
(Please see Item 2)

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
22-3095881
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
 N/A (Please see Item 4)                             (b)

3.
SEC USE ONLY

4.
SOURCE OF FUNDS*
Not Applicable
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)


6.

CITIZEN OR PLACE OF ORGANIZATION

CORPORATION ORGANIZED IN DELAWARE

NUMBER  OF
SHARES

7.    SOLE VOTING POWER

41,170 shares of $3.5 Convertible Preferred
Stock(Series II Preferred Stock)(per share convertible
in 1.4326 shares of common stock) =   58,980.14 shares
of common stock equivalents.
BENEFICIALLY
OWNED BY
EACH
8.   SHARED VOTING POWER

N/A

REPORTING
PERSON WITH
9.  SOLE DISPOSITION POWER

41,170 shares of $3.5 Convertible Preferred
Stock(Series II Preferred Stock)(per share convertible
in 1.4326 shares of common stock) =   58,980.14 shares
of common stock equivalents.


10.   SHARED DISPOSITION POWER

N/A
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,170 shares of $3.5 Convertible Preferred Stock(Series II
Preferred Stock)(per share convertible in 1.4326 shares of
common stock) =   58,980.14 shares of common stock
equivalents.

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
 .20%
12.
TYPE OF REPORTING PERSON*

IA
* SEE INSTRUCTIONS BEFORE FILLING OUT


SCHEDULE 13D


Item 1:	Security and Issuer

This statement on Schedule 13D relates to the $3.5 Convertible Preferred Stock (Series II Preferred Stock), convertible into shares of common stock (par value $.01). The stock trades on the New York Stock Exchange. The Company's principal executive offices are located at 717 North Harwood Street, Dallas Texas 75201. The number of shares out as of November 8, 1999 is 29.215 million.


Item 2: 	Identity and Background

a. This statement is being filed by SoundShore Holdings Ltd. ("Holdings") with respect to shares of the of $3.5
Convertible Preferred Stock held or beneficially owned by SoundShore Holdings Ltd. On August 2, 1998, SoundShore
Partners LP (the predecessor) was restructured and all assets and liabilities of SoundShore Partners LP were transferred to SoundShore Holdings Ltd., a Bermuda corporation. This form is also being filed for AIG International Management Company, Inc. ("AIGMCI"),Investment Manager to Holdings,as a result of its ultimate authority to buy, sell or vote shares of such stock.
b. The business address for all Reporting Persons:
Soundshore Holdings Ltd. 29 Richmond Road, Pembroke HM08,
Bermuda
AIG International Management Company, Inc. 1281 East Main
Street, Stamford, Connecticut 06902
c. SoundShore Holdings Ltd. is an offshore private investment fund engaged in, among the other things, the purchase and sale of securities for investment purposes. AIGMCI, a registered investment adviser, is the investment manager to various domestic and offshore funds.
d. None of the Reporting Persons has, during the five years, been convicted in a criminal proceeding.
e. None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f. Holdings is a company incorporated under the laws of Bermuda on May 22, 1998. AIGMCI is a corporation organized in March
1994 under the law if the state of Delaware.




Item 3:	Source and Amount of Funds or Other Consideration

Investment Cost (base market value) for the shares of stock beneficially owned is $540,356. The Source of funds for this consideration was working capital.

Item 4:	Purpose of Transaction

On December 21, 1999, the Issuer and its advisors invited holders of approximately 74% of its outstanding Preferred Stock and Series II Preferred (the "Ad Hoc Committee") to a
meeting to hear a presentation regarding a proposed restructuring of the Issuer (the "Restructuring"). On December 23, 1999, as part of the Ad Hoc Committee, a Letter executed by members of the Ad Hoc Committee was delivered to the board of directors of the Issuer (the "Board") calling for the Board's acceptance of a Restructuring of the Issuer pursuant to the term sheet attached as an exhibit to the Letter. The Ad Hoc Committee believes that the Restructuring on the terms set forth in the term sheet is the only viable alternative for the Issuer at this juncture to insure maximum value to the Issuer's stakeholders, including holders of the Preferred Stock and Series II Preferred.

Each member of the Ad Hoc Committee may be deemed to be a member of a group within the meaning of Rule 13d-5(b), but the Reporting Persons hereby expressly disclaim such membership in a group and beneficial ownership of the shares held by such other members of the Ad Hoc Committee.

Information pertaining to the Letter and the Term Sheet attached as an exhibit to the Letter can be viewed in a SC 13D/A filing submitted on December 27, 1999.

Item 5:	Interest in Securities of the Issuer.

(a) As of the date hereof, Holdings (and AIGMCI as Investment Manager) has the following interest in the securities of the
Issuer: 41,170 shares of $3.5 Convertible Preferred Stock(Series II Preferred Stock)(per share convertible in 1.4326 shares of
common stock) =   58,980.14 shares of common stock equivalents.
(b) AIGMCI, as Investment Manager to Holdings, has ultimate authority to buy, sell or vote shares of such stock.
(c) There has been no transaction in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less. The Majority of the transactions involving this security occurred in January, 1999 with one transaction on April, 1999.
(d) No person other than the respective owner referred to here in of the Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such stock.
(e) Not applicable

Item 6: Contracts, Arrangements, Understandings or Relations with
Respect to the Securities of the Issuer.

On December 23, 1999, as part of the Ad Hoc Committee, a letter executed by members of the Ad Hoc Committee was delivered to the board of directors of the Issuer (the "Board") calling for the Board's acceptance of a Restructuring of the Issuer pursuant to
the term sheet attached as an exhibit to the letter.   The
Ad Hoc Committee believes that the Restructuring on the terms set forth in the term sheet is the only viable alternative for the Issuer at this juncture to insure maximum value to the Issuer's stakeholders, including holders of the Preferred Stock and Series II Preferred.

Item 7:  Material to be Filed as Exhibits:

Exhibits pertaining to the Letter and the Term Sheet attached as an exhibit to the Letter can be viewed in a SC 13D/A filing submitted on December 27, 1999.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   12/30/99  		             	/s/ Anthony Giordano
	    Date		   			          		Signature

                     								Anthony Giordano
						                     		Director